

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 13, 2017

Mark Castaneda
Chief Financial Officer
Primo Water Corporation
101 North Cherry Street, Suite 501
Winston-Salem, North Carolina 27101

>   **Re: Primo Water Corporation**
>   **Registration Statement on Form S-3**
>   **Filed December 7, 2017**
>   **File No. 333-221938**

Dear Mr. Castaneda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

>   Sincerely,
>
>   /s/ Lisa M. Kohl for
>
>   Mara L. Ransom
>   Assistant Director
>   Office of Consumer Products